EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands, except ratios)

December 31, 2006

Net income from continuing operations, less preferred distributions	$106,924
Interest expense (excludes amortization of deferred financing fees)	171,092
Earnings before debt service	$278,016

Interest expense (excludes amortization of deferred financing fees)	$171,092
Recurring principal amortization	9,734
Total debt service	$180,826

Ratio of earnings to debt service	1.54